UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K is the unaudited pro forma condensed consolidated statement of operations of Frontline Ltd. (“Frontline” or the “Company”) for the year ended December 31, 2011, which has been prepared to reflect the sale on December 31, 2011 of 15 wholly-owned special purpose companies (the “SPCs”) to Frontline 2012 Ltd (“Frontline 2012”) as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and gives effect to the sale as if it had occurred on January 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 29, 2012	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

Frontline Ltd.
Unaudited pro forma condensed consolidated statement of operations

Basis of Presentation

The following unaudited pro forma condensed consolidated statement of operations of Frontline Ltd. (“Frontline” or the “Company”) for the year ended December 31, 2011 has been prepared to reflect the sale on December 31, 2011 of 15 wholly-owned special purpose companies (the “SPCs”) to Frontline 2012 Ltd (“Frontline 2012”) as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and gives effect to the sale as if it had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated statement of operations presented below is based on the assumptions and adjustments set forth in the notes to such information. The unaudited pro forma adjustments made in the compilation of the unaudited pro forma condensed consolidated statement of operations were directly attributable to the transaction, are factually supportable, are based upon available information and assumptions that the Company considers to be reasonable, and have been made solely for purposes of developing such unaudited pro forma condensed consolidated statement of operations for illustrative purposes in compliance with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma condensed consolidated statement of operations is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the sale actually been consummated on January 1, 2011 and does not purport to be indicative of results of operations as of any future date or for any future period. An unaudited proforma condensed consolidated statement of operations is not provided for the nine months ended September 30, 2012 as the sale of the SPCs on December 31, 2011 is already fully reflected in that period.

This unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 27, 2012.

Frontline Ltd.
Unaudited pro forma condensed consolidated statement of operations
 (in thousands of $, except per share data)

	Frontline Year ended December 31, 2011	Frontline 2012 Year ended December 31, 2011	Pro Forma Adjustments	Pro Forma Adjusted
	(Note 2)	(Note 3)	(Note 4)

Operating revenues	810,102	(117,282)	-	692,820
Loss from sale of assets and amortization of deferred gains	(307,894)	-	(306,972)	(922)
Voyages expenses and commissions	295,787	(50,182)	-	245,605
Profit share expense	482	-	-	482
Ship operating expenses	187,010	(30,904)	-	156,106
Charter hire expenses	65,601	-	-	65,601
Administrative expenses	35,886	-	(2,455)	33,431
Impairment loss on vessels	121,443	-	-	121,443
Depreciation	195,597	(33,115)	-	162,482
Total operating expenses	901,806	114,201	2,455	785,150
Net operating (loss) income	(399,598)	3,081	(309,427)	(93,252)
Other income (expenses)
Interest income	3,958	-	-	3,958
Interest expense	(141,497)	(13,173)	-	(128,324)
Share of results from associated companies	(600)	-	888	(1,488)
Foreign currency exchange gain	106	-	-	106
Mark to market of derivatives	390	-	-	390
Loss on sale of securities	(3,355)	-	-	(3,355)
Dividends received, net	113	-	-	113
Other non-operating items, net	12,005	-	-	12,005
Net other expenses	(128,880)	(13,173)	888	(116,595)
Net loss before income taxes and noncontrolling interest	(528,478)	(10,092)	(308,539)	(209,847)
Income tax expense	(532)	-	-	(532)
Net loss	(529,010)	(10,092)	(308,539)	(210,379)
Net income attributable to noncontrolling interest	(591)	-	-	(591)
Net loss attributable to Frontline Ltd.	(529,601)	(10,092)	(308,539)	(210,970)
Basic and diluted loss per share ($):	(6.80)			(2.71)
Number of shares used in calculation of basic and diluted loss per share (000s):	77,859			77,859

See accompanying notes to the unaudited pro forma consolidated statement of operations.

Frontline Ltd.
Notes to unaudited pro forma condensed consolidated statement of operations

1.  Summary of Transaction

On December 31, 2011, the Company completed the sale of 15 wholly-owned SPCs to Frontline 2012. These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million, which was the average of three independent broker valuations. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. In addition, net working capital balances of $10.5 million were purchased by Frontline 2012.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list, or NOTC, in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012 for which it paid $25.0 million. The Company accounted for its investment in Frontline 2012 under the equity method. There were no discontinued operations associated with this transaction as a result of the continuing involvement through the 8.8% shareholding in Frontline 2012.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management team in the future.

2.  Frontline Ltd. Statement of Operations

Amounts are derived from the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 27, 2012

3.  Frontline 2012 Statement of Operations

Amounts represent the financial results of Frontline 2012, which are included in the Company’s statement of operations for the year ended December 31, 2011. The amount included for interest expense represents the interest expense on the bank debt assumed by Frontline 2012 less the amount of interest capitalized on the newbuilding assets.

4.  Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed consolidated statement of operations are as follows;

Loss from sale of assets and amortization of deferred gains
To eliminate the loss that was recorded by the Company in 2011 on the sale of the SPCs.

Administrative expenses
To eliminate the administrative expenses that would have been charged by the Company to Frontline 2012 based on the management agreement between the parties signed in December 2011.

Share of results from associated companies
To record the Company’s 8.8% share in the pro forma net loss of Frontline 2012 (Note 3).